Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388    Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Australia Limited Announces Increase in Borrowing Base to US $122.5 Million

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ:SNDE) (the “Company”) today announced that the lenders in its Senior Secured Borrowing Base Facility unanimously approved a 40% increase from US $87.5 million to US $122.5 million.

Sundance’s Chief Executive Officer and Managing Director, Eric McCrady, commented, “Sundance’s pre-existing available liquidity was sufficient to support the Company’s development program through the second half of 2019 when we anticipate being free cash flow positive. This significant Borrowing Base increase will provide us with an additional liquidity cushion to run our business and is a vote of confidence from our lenders in recognition of the recent outstanding results of our development program.”

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388